

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2012

Via E-mail
Mark Willner
Chief Executive Officer
3DIcon Corporation
6804 South Canton Avenue, Suite 150
Tulsa, OK 74136

> **Re:** **3DIcon Corporation**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed November 15, 2012**
> **File No. 333-182532**

Dear Mr. Willner:

We have limited our review of your registration statement to those issues we have addressed in our comments below. Please respond by providing the requested information or amending your registration statement, as appropriate. After reviewing any amendment to your registration statement and the information you provide, we may have additional comments.

General

1.   Please confirm the purchase price for the Units and conversion and exercise prices for the Series A preferred shares and Class A and Class B Warrants will be fixed for the <u>entire duration of the offering</u> including in the preliminary prospectuses circulated prior to effectiveness.

2.   Further, if the purchase price or conversion and exercise prices will be changed after effectiveness, please explain whether you believe these changes would result in a new security that should be registered under a separate registration statement.

3.   Please file all of your exhibits such as the legal opinion and certificate of designation for the Series A preferred shares.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jay Yamamoto, Esq.
        Sichenzia Ross Friedman Ference LLP